November 8, 2010

Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Swedish Export Credit Corporation Form 20-F filed for the year ended December 31, 2009
File No. 001-08382

Dear Ms. Blume:

This letter sets forth the responses of Swedish Export Credit Corporation (“SEK” or the “Company”) with respect to the Staff’s comment letter dated September 28, 2010 regarding SEK’s annual report on Form 20-F for the year ended December 31, 2009 (“the “2009 20-F”). The numbered responses in this letter correspond to the numbered paragraphs from the September 28, 2010 comment letter.  To facilitate the Staff’s review, the Company has included the full text of each comment before setting out the related response.

SEK is submitting this letter through EDGAR as correspondence, as well as providing an additional courtesy copy via fax.

Item 3.  Information on the Group and the Parent Company
B.  Business Overview
b. Lending Operations - General, page 10

Comment 1.                      Please revise your disclosure in future filings to provide the information required by Item III.A of Industry Guide 3 for each of the last five years. Please segregate your total credits to credit institutions and credits to the public balances by specific lending category, as outlined in Item III.A, for both those credits made both under the S-system and those made outside of the S-system. Please provide us with your proposed disclosure.

Response:

We respectfully note that Industry Guide 3, by its explicit terms, applies only to bank holding companies.  SEK is not a bank or a bank holding company under either Swedish or U.S. law.  In particular, SEK does not take deposits; nor does it provide any general banking services or have any subsidiaries that provide such services. Furthermore, we would note that SEK was established by the Swedish state for the limited purpose of providing financing for Swedish exports, and that the Swedish state, which remains SEK’s sole equity owner, therefore prevents SEK from conducting general banking services.  More particularly, SEK has none of the licenses necessary to offer such services, nor does it have any current intention of applying for such licenses.  We would respectfully submit, therefore, that Industry Guide 3 does not apply to SEK.

Although SEK is not a bank or a bank holding company, SEK is a finance company (Kreditmarknadsbolag), and, as such, SEK endeavors to provide investors in our debt securities (all of our equity is held by the Swedish state) and the market in general with detailed, relevant information about the Company’s loan portfolio and outstanding credits, among other aspects of its business, so as to enable investors to understand and evaluate the material factors affecting our financial condition and results operations.  In its disclosure, SEK also naturally seeks to comply with all applicable Securities and Exchange Commission (the “Commission”) rules, regulations and guidance relating to reporting by foreign private issuers, as well as the requirements of the International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) (which are SEK’s primary accounting principles).

More specifically, we are aware of the guidance in Staff Accounting Bulletin Topic 11-K, in which the Staff has indicated that companies that are not bank holding companies should nonetheless apply Industry Guide 3 in cases in which it makes sense to do so in order to provide good disclosure to investors.  We have taken this guidance into account in drafting our existing disclosure and believe that we have complied with its principles.  We have also taken this guidance into account in developing our responses to the Staff’s comments in the September 28 comment letter, particularly with regard to the additional disclosure that we are undertaking to provide in future annual report filings.

With particular reference to Item IIIA of Industry Guide 3, we would respectfully suggest that this item calls for the use of a system of classification of loans which is not appropriate for SEK’s business.  For example, we note that Item IIIA calls for the disaggregation of real estate loans into two categories, “real estate-construction” and “real estate-mortgage.”  SEK, however, is not in the business of, and has not in any relevant period, made any real estate loans whatsoever.1  In addition, SEK does not extend loans of any type to individuals and our lease finance portfolio represents a de minimis part of our total loan portfolio (less than one percent as of each relevant balance sheet date).

For the sake of clarification, the line items “credits to the public” and “borrowing from the public” in SEK’s December 31, 2009 balance sheet do not include loans to or from individuals.

The instruction to Item IIIA of Industry Guide 3 acknowledges that the system of classification set out therein may not make sense for all issuers and therefore concedes that a more appropriate system of categorization may be used in its place.  SEK, while not a bank holding company expressly subject to Industry Guide 3, believes that principles of good disclosure do require it to give investors information about the composition of its loan portfolio and its overall credit exposures, including information of the general type called for by Item IIIA. In particular, SEK has sought to provide such information for its overall credit exposures – both inside and outside the S-System – through the use of a system of categorization based on geography and counter-party type.  This system – a system that we believe makes sense in the context of the Company’s business – is employed in the tables in the subsection of the 2009 20-F to which the Staff refers in Comment 1. Further disaggregation of our credit exposure is also provided in our financial statements (please see, for example, Note 34 to our consolidated financial statements on pages F-76 and F-77 of the 2009 20-F).  With specific regard to SEK’s loan portfolio (as reflected in the line items “credits to credit institutions” and “credits to the public”), we believe that our approach is consistent with the above-mentioned instruction to Item IIIA, as we use a customized system of categorization in which the categories are “Financing of capital goods exports,” “Other export related credits” and “Infrastructure.”  This is the same system employed in the forepart of our Form 20-F, i.e., in the tables in subsection “c” of “Item 4—Information on the Group and the Parent Company—B. Business Overview” (see page 12 of the 2009 20-F).  The aforementioned categories are, we believe, logical building blocks that are reflective of the way in which our business is understood by investors, as well as the way in which both our management and our only shareholder, the Swedish state, analyze our business.

We have taken note of the fact that, in the 2009 20-F and other past filings, we have not provided tables using the aforementioned categories for the portion of our loan portfolio that is within the S-System.  SEK will therefore comply with the Staff’s request by expanding its disclosure in future annual report filings (beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2010 (the “2010 20-F”) to provide separate tables reflecting the classification system described above for: (i) the S-System, (ii) SEK outside the S-System, and (iii) our total loan portfolio (inside and outside the S-System).  These separate tables will be presented as follows:

1 As has been disclosed in SEK’s filings with the Commission, including the 2009 20-F, during the latter part of 2008, the Swedish state transferred its shareholding in Venantius AB to SEK. Venantius AB had a small portfolio of mortgage loans, which represented less than one percent of SEK’s total loan portfolio at the time of the transfer of the shareholding. This portfolio has been sold by SEK because it was outside of the scope of SEK’s business.

We will insert a table in the following format in subsection “b” of “Item 4—Information on the Group and the Parent Company—B. Business Overview”:

Total credits outstanding by type of credit:

As of December 31,
	2010	2009
(Skr million)
Financing of capital goods exports	[ ]	[ ]
Other export related credits	[ ]	[ ]
Infrastructure	[ ]	[ ]
Total	[ ]	[ ]

In subsection “c” of “Item 4—Information on the Group and the Parent Company—B. Business Overview,” we will modify the existing table so that it is rendered in the following format:

Credits outstanding in SEK exclusive of the S-system by type of credit:

As of December 31,
	2010	2009
(Skr million)
Financing of capital goods exports	[ ]	[ ]
Other export related credits	[ ]	[ ]
Infrastructure	[ ]	[ ]
Total	[ ]	[ ]

In subsection “d” of “Item 4—Information on the Group and the Parent Company—B. Business Overview,” we will insert a table in the following format:

Credits outstanding in the S-system by type of credit:

As of December 31,
	2010	2009
(Skr million)
Financing of capital goods exports	[ ]	[ ]
Other export related credits	[ ]	[ ]
Infrastructure	[ ]	[ ]
Total	[ ]	[ ]

Comment 2.                      We note your disclosure on page F-64 that customers often require "large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk-mitigating measures." In order to promote clear and transparent disclosure, please revise your disclosure in future filings to include a detailed narrative discussion of each of your loan types, including but not limited to a description of your customers/borrowers, underwriting policies and requirements, average loan-to-value ratios, average interest rates and whether the rates are typically fixed, variable or both, average loan term/maturity, and any other information you believe would be useful to readers of your financial statements. Please provide us with your proposed disclosure.

Response:

We respectfully note that we have presented narrative discussions of our lending operations in the forepart of the 2009 20-F under “Item 4—Information on the Group and the Parent Company—B. Business Overview,” particularly in subsection a., “Competition” (see page 10) subsection b., “Lending Operation – General” (see pages 10 to 11), subsection c., “SEK exclusive of the S-system” (see pages 12 to 13) and subsection d. “S-system” (see pages 13 to 14).  However, we understand the Staff’s interest in ensuring that sufficient detail is provided on this topic.  We will therefore comply with the Staff’s request by providing additional narrative disclosures in future annual report filings (beginning with our 2010 20-F) to accompany our existing discussions of the various categories of risk in Note 34 to our consolidated financial statements.  We would propose to provide these narrative disclosures in a format similar to the following:

“Discussion of SEK Exclusive of the S-System:

Loan Types and Underwriting Policies

Outside of the S-System, SEK extends loans in the following principal loan categories:

1. Medium and long-term loans for the financing of exports of capital goods;

2. Other export-related loans, consisting primarily of:

(a) lines of credit provided to finance companies, banks and exporters to cover their portfolios of export receivables;

(b) loans for the refinancing of export lease agreements and short-term export finance loans;

(c) loans for direct investments outside of Sweden that will promote exports of Swedish goods and services; and

(d) loans for research and development activities designed to promote Swedish industry and commerce; and

3. Loans for investments in infrastructure to promote Swedish industry and commerce.

SEK’s lending activities include the provision of financing in cooperation with intergovernmental organizations and foreign export credit agencies. SEK also extends export financing by establishing credit lines or similar credit programs for governmental entities in Eastern Europe and Asia. These credits are included in the relevant categories of loans above.

SEK’s credit underwriting policies and requirements are similar regardless of loan type. The majority of our loans are covered by guarantees issued by export credit agencies or banks, or by credit default swaps issued by banks or other financial institutions.  See also the further information provided below under the subheading “Loan-to-Value Ratios”.

SEK’s initial credit offer and subsequent credit commitment with respect to a loan set forth the maximum principal amount of the loan, the currency in which the loan will be denominated, the repayment schedule and the disbursement schedule.

Interest Rates

Outside of the S-System, SEK extends loans at prevailing market rates of interest, whether fixed or floating. SEK normally makes loan offers at a specified interest rate that is subject to change prior to acceptance of the offer (an “indicative loan offer”). When a borrower accepts an indicative loan offer, the interest rate is set normally at the then-prevailing market rate (which might have changed since the loan commitment was made), and a binding loan commitment arises.

SEK extends loans in different currencies, depending on the needs of its borrowers.  Before SEK makes any loan commitment, it ensures that the currency in which the loan is to be funded is expected to be available for the entire term of the loan at an interest rate (taking into account the cost of funding) that, as of the day the commitment is made, results in a margin that management deems sufficient.

Guarantees and Credit Default Swaps

If a guarantee or credit default swap is used for risk-mitigating purposes (which is ordinarily the case in SEK’s lending operations outside the S-system) it protects a pre-defined amount of SEK’s exposure with respect to the principal amount of the underlying loan (and in some cases interest) as long as the issuer of the guarantee or credit default swap is financially sound. The amount so protected is ordinarily 75%-100% of the principal amount.  Most of the counterparties against whom SEK accepts net exposures are rated by one or more of the internationally recognized rating agencies. For export loans, where the ultimate borrower may have relatively low creditworthiness, guarantees from export credit agencies (“ECAs”) and banks are normally used.

Loan Maturities

SEK was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting a perceived need for long-term credits for both exporters and their foreign customers. SEK’s historical role and competitive advantage (and one that continues today) has therefore been in the provision of long-term financing in order to promote the Swedish export industry. Since many of the projects the export industry engages in are long-term projects, both with regard to disbursement periods and amortization periods, SEK’s loans often have longer terms than those of normal commercial loan products offered by commercial banks. However, SEK also meets its customers’ needs by providing short-term financing when required. SEK’s loan maturities therefore range from very short-term loans (with terms of three to six months) through loans for as long as 20 or 30 years.

Discussion of the S-System:

Loan Types and Underwriting Policies

Within the S-System, SEK extends loans only for the medium- and long-term financing of capital goods exports.

S-System lending includes financing in cooperation with intergovernmental organizations and foreign export credit agencies (“ECAs”).

Our credit underwriting policies and requirements for these loans are similar regardless of loan type. The majority of these loans are also covered by guarantees issued by export credit agencies. See also the further information provided below under the subheading “Loan-to-Value Ratios”.

SEK’s initial credit offer and subsequent loan commitment set forth the maximum principal amount of a loan, the currency in which the loan will be denominated, the repayment schedule and the disbursement schedule.

Interest Rates

Because Sweden is a member of the Organization for Economic Cooperation and Development (the “OECD”), the S-System is designed to comply with the Arrangement on Guidelines for Officially Supported Export Credits of the OECD (the “OECD Consensus”). The OECD Consensus establishes minimum interest rates, required down payments and maximum loan periods for government-supported export loan programs. Terms vary according to the per-capita income of the importing country. SEK offers S-System financing at commercial interest reference rates (“CIRR”) established by the OECD in accordance with the OECD Consensus. The CIRR rates for new loans are subject to periodic review and adjustment by the OECD. The OECD Consensus stipulates that loan offers may remain valid for a period of not more than four months, during which period a commercial contract must be signed, if at all, with offers that aren’t accepted within that period lapsing automatically. Thereafter the CIRR rate can be locked in for a maximum period of six months in order for the loan agreement to be finalized. No commitment fee is charged for CIRR loans to Swedish counterparties. Arranging banks receive compensation of 0.25 percent per annum, based on the outstanding loan amount, to cover their costs for arranging and managing loans. The arranging bank for an S-system loan can either be SEK itself or a commercial bank in Sweden. The OECD Consensus also provides eligibility standards for concessionary loans. In principle, such loans are not permitted to be extended to purchasers in countries whose per-capita GNP for at least two consecutive years has exceeded the World Bank threshold applicable to the granting of 17-year World Bank loans. Concessionary credits to purchasers in other countries are not permitted to be extended to finance public or private projects that normally would be commercially viable if financed on market or OECD Consensus terms. SEK participates with government agencies in an export-financing program (the “Concessionary Credit Program”) financed by the Swedish state to promote exports to certain developing countries, presently incorporating a foreign aid element of at least 35 percent. The foreign aid element is reflected in the form of lower rates of interest and/or deferred repayment schedules, and the Swedish government reimburses SEK through the S-System for the costs incurred as a result of SEK’s participation in such program.

Guarantees

In general, loans under the S-System are made with state guarantees administered by Sweden’s Export Credits Guarantee Board (“EKN”). If a guarantee is used for risk-mitigating purposes it protects a pre-defined amount of SEK’s exposure with respect to principal (and in some cases interest) as long as the issuer of the guarantee is financially sound.  All credits granted by SEK within the S-system must also undergo SEK’s customary credit approval process.

Loan Maturities

Under the S-System, loan maturities generally range from one year up to 20-30 years.”

With regard to loan-to-value ratios, we do not believe these to be relevant to any evaluation of SEK’s business given SEK’s substantial reliance on loan guarantees and credit default swaps and, more importantly, the Company’s lack of reliance on collateral. We would therefore respectfully request that we not be asked to provide this information.  Furthermore, with regard to average interest rates, the relevant information has not been compiled and we would propose not to add it to our annual reports because we do not believe it would be meaningful to investors and it could be potentially misleading.  This is due to the fact that lending is provided in a large number of different foreign currencies, at fixed and floating rates, and with many different maturities. In addition, many credits are hedged from fixed rates to floating rates or vice versa such that the contractual interest rates are not reflective of SEK’s actual exposures.

Comment 3.                      We also note your disclosure on page F-64 that states some of your credits are "granted to parties that have a lower credit quality and therefore higher risk than SEK wishes to be exposed to." We also note that lending done under the S-system is not guaranteed by the government and that you are responsible for credit losses. Please revise future filings to provide a thorough discussion of any subprime, Alt-A, negative amortizing or other high-risk lending, including credits which have been modified or would otherwise qualify as a troubled debt restructuring. Please also disclose how you compensate for the fact that lending under the S-system exposes your company to greater risk than you would normally accept under your traditional lending policies, and address the specific policies and measures you have in place regarding these types of higher-risk lending relationships. Please provide us with your proposed disclosure.

Response:

The Staff is correct in noting that S-System loans are not guaranteed by the Swedish state.  As a result, we must evaluate and seek to mitigate relevant credit risk when considering making any such loan, as we do with any other extension of credit. SEK seeks to protect itself from the credit risk inherent in S-System transactions by requiring adequate credit protection. Virtually without exception, this protection takes the form of guarantees from sovereign export credit agencies or other direct guarantees from OECD member states.  These guarantees are administered by Sweden’s Export Credits Guarantee Board (“EKN”).

We have no exposure to subprime, Alt-A, negative amortizing or other high-risk lending, including loans which have been modified or would otherwise qualify as a troubled debt, other than the very limited amount of such assets disclosed in Note 34 to our consolidated financial statements on page F-81 of the 2009 20-F (we note that these assets are, in any event, outside of the S-System). As we have disclosed in Note 9 to the consolidated financial statements in the 2009 20-F (see page F-31), the two sub-prime-related CDOs that we are exposed to have been impaired due to an expected future inability of the relevant counterparties to fulfil the related contractual agreements.

We will comply with the Staff’s request by providing the above narrative description in future annual report filings (beginning with our 2010 20-F) (updated for any relevant developments after the date of this letter).

Comment 4.                      Please revise future filings to disclose whether any of your credits are collateral-dependent. If you do not have collateral-dependent credits, please disclose this fact. If you do have collateral-dependent credits, please disclose your policy related to the use of third-party appraisals and how you use those in your determination of the fair value of loans, including when and how often you obtain updated appraisals, whether any adjustments are made to the appraised values, and, in situations when an appraisal is not available, what other method you use to determine the fair value of the underlying collateral. Please provide us with your proposed disclosure.

Response:

The majority of our loans are covered by guarantees issued by export credit agencies or banks, or by credit default swaps issued by banks or other financial institutions.  Guarantees or credit default swaps protect our exposures with respect to principal amounts (and in some cases interest) as long as the issuer of the guarantee or credit default swap is financially sound. As mentioned in footnote 1 in our response to Comment 1, we held, for a short period of time (between December 2008 and December 2009) a small portfolio of loans which were secured by collateral in the form of real estate. For those loans, third-party appraisals were regularly done, and the book values of such loans were impaired if deemed necessary. Furthermore, SEK very infrequently carries on its books other loans secured by collateral in the form of highly liquid financial instruments, for example equity instruments that are actively traded on a stock exchange. Such instruments are regularly monitored, at least on a monthly basis and more often if deemed necessary.

We will comply with the Staff’s request by providing the above narrative description in Note 34 to our consolidated financial statements in future annual report filings (beginning with our 2010 20-F) (updated for any relevant developments after the date of this letter).

Item 5.  Operating and Financial Review and Prospects
g. Liquidity, Capital Resources and Funding, page 31

Comment 5.                            Please revise your disclosure in future filings to provide the information required by Item VII of Industry Guide 3 related to short-term borrowings for each of the last three years. Please provide us with your proposed disclosure.

Response:

As explained in more detail in our response to Comment 1, we believe that Industry Guide 3 is not applicable to SEK.  Nonetheless, we seek to provide our investors with information of the same general type as that called for by Industry Guide 3 in those specific cases where such information is relevant to an understanding of our business.  In this regard, we would respectfully note that we have disclosed, in “Item 5.—Operating and financial review and prospects,” subsection “g,” “Liquidity, Capital Resources and Funding” on page 32 in the 2009 20-F, a maturity analysis of SEK’s debt and other obligations.  We have also discussed, in the same subsection, on page 33, changes in outstanding debt with original maturities of one year or less.

Furthermore, in Note 27 to the consolidated financial statements in the 2009 20-F, we have disclosed the maturity profile of our liabilities outstanding at the end of each reporting period.  The table on page F-48 discloses the amounts of liabilities maturing in less than one month, from one to three months, from three months to one year, etc.

To comply with the Staff’s comment and more fully mirror Item VII of Industry Guide 3, we would propose to, beginning with the 2010 20-F, expand the discussion on page 33 in the 2009 20-F to disclose more information regarding the different short-term borrowing programs SEK has used and the general terms of these programs.

However, we believe, and respectfully submit, that providing information regarding average or maximum amounts outstanding during any period of time, or average interest rates during such periods of time, of the type called for by sections 2 and 3 of Item VII, would not represent a useful addition to our disclosure.  We endeavour to, and believe that we do, conduct our business in such a manner that period-end statements are representative of our short-term financing activity throughout the periods to which they relate.

Comment 6.                            We note that your funding is obtained primarily through the international capital markets and that senior securities issued accounted for approximately 89.5% of your total liabilities. Given the significance of debt financing to your operations, please revise your future filings to include a more comprehensive footnote disclosure to your consolidated Financial Statements that provides information that is relevant to an understanding of your aggregate debt financing (refer to Rule 5-02.22 of Regulation S-X). In this regard, consider disclosing the following:

•
Provide narrative disclosure that explains your various sources of financing, how such financing is obtained, and particularly for your structured financing products, the significant terms of such financing.

•
Provide a table that presents the composition of your debt financing for each period presented. Consider providing this information by date of issuance, type of issuance, or at a minimum by structure of issuance.

•	Provide information about the average and maximum amounts of debt financing outstanding during each period, as well as the corresponding interest rate information.
•
Tell us if you have issued any structured financing products that are considered compound financial instruments; that is, those that required consideration of both liability and equity components. If so, provide an analysis of your accounting treatment and classification.

Response:

While we have referred to Rule 5-02.22 of Regulation S-X for general guidance in regard to our disclosures relating to our debt financing, we would respectfully note that we believe that the relevant accounting standards that are applicable to SEK are IFRS 7 and International Accounting Standard (“IAS”) 39. We have complied in full with these standards, and with IFRS in general, in preparing the Company’s disclosures regarding our senior debt securities.

In light, however, of the Staff’s request for us to provide more comprehensive footnote disclosures regarding senior debt securities in future filings (and in light of the fact that such securities do, as the Staff notes, represent a large portion of our total liabilities), we propose to include in future annual report filings (beginning with the 2010 20-F) information in the following format:

“Senior and Subordinated Debt:

As of December 31,
	2010	2009
(Skr million)
Senior debt	[ ]	[ ]
Subordinated debt	[ ]	[ ]
Total debt	[ ]	[ ]
of which reported at fair value	[ ]	[ ]

As of December 31, 2010, debt consisted of bonds sold publicly or in private placements in various countries around the world pursuant to a number of different debt issuance programs.  SEK has undertaken large, syndicated issuances to set benchmark interest rates and satisfy its liquidity needs.  It also issues bonds that are structured to meet the specific investment needs of individual investors or small groups of investors.  Currently, SEK has the following funding programs in place:

Medium-term note programs:

1.	Euro Medium-Term Note Programme

2.	SEC-registered U.S. Medium-Term Note Program

3.	Skr 8,000,000,000 Swedish Medium-Term Note Program

4.	Swiss MTN Program

5.	USD 10,000,000,000 Asian MTN Program

6.	JPY 200,000,000,000 Samurai (Japanese) MTN Program

7.	HUF 20,000,000,000Hungarian Forint MTN Program

Commercial paper programs:

1.	USD 3,000,000,000 U.S. Commercial Paper Program

2.	USD 4,000,000,000 Euro-Commercial Paper Program

Other borrowing programs:

1.	Skr 4,000,000,000 Flexible Term Note

2.	NOK Promissory Note Facility

3.	CHF 500,000,000Payment Rights Program

4.	USD 200,000,000Money Market Book Claims Program

5.	USD 100,000,000Money Market Book Claims Program

6.	AUD 1,000,000,000Australian Dollar Bond Program

Debt Maturities:

	2011	2012	2013	2014	2015	Thereafter	Total
(Skr million, except interest rate ranges)
Senior debt	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
of which fixed-rate	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
of which variable-rate	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
of which formula-based	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

Subordinated debt	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
of which fixed rate	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
of which variable rate	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Total debt	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

Senior Debt by Category:

As of December 31,
	2010	2009
(Skr million)
Fixed-rate(1)	[ ]	[ ]
Variable-rate (1)	[ ]	[ ]
Formula-based (1)	[ ]	[ ]
of which interest rate-linked	[ ]	[ ]
of which currency-linked	[ ]	[ ]
of which equity-linked	[ ]	[ ]
of which commodity-linked	[ ]	[ ]
Total senior debt	[ ]	[ ]
_____________
(1)  As of December 31, 2010, the interest rate ranges for fixed-rate senior debt and variable-rate senior debt were [ ]%-[ ]% per cent per annum and [ ]%-[ ]% per cent per annum, respectively.  For formula-based senior debt, the interest rate range is not a relevant measure of cash flows since these transactions are hedged on an individual basis, each with a derivative with a cash flow that offsets the formula-based coupon and leaves SEK responsible for a variable-rate coupon.

We have not issued any structured products, which, under IAS 32, constitute compound financial instruments during any relevant period.”

Item 15. Controls and Procedures, page 48

Comment 7.                      We note your disclosures related to a material weakness in internal control over financial reporting (ICFR) identified as of December 31, 2008. We also note that you have implemented certain remediation procedures and controls during 2009 and, thus, conclude that you have only a significant deficiency in ICFR as of December 31, 2009. Please tell us in greater detail how you were able to conclude that a material weakness in ICFR still did not exist as of December 31, 2009, and refer to the specific regulatory guidance you used in reaching your conclusion. In addition, please tell us and revise future filings to disclose the specific remediation measures you implemented in 2009 and 2010, to date, and how those measures have improved your ICFR.

Response:

Our disclosure in our annual report on Form 20-F for the year ended December 31, 2008 disclosed that we had identified a material weakness in internal control over financial reporting (ICFR) as of that date.  In particular, we stated the following:

“Management has concluded that, as of December 31, 2008, the Company did not maintain effective internal control over the valuation of certain assets and liabilities recorded at fair value. When financial instruments are carried at fair value, their fair value is generally calculated through the use of market quotations, pricing models and discounted cash flow models. The Company’s particular internal processes for assessing the fair value of financial instruments and derivatives through these methods, in both the initial valuation process and the financial statement close process, proved to be deficient.

In particular, the Company experienced technical difficulties in correctly valuing hedged transactions in cases in which the hedged instrument had been replaced by a new instrument.  Since such replacements take place rarely and on an irregular basis, the Company had not developed sufficiently robust accounting processes to handle them properly.  As a result, in respect of a replacement that took place in 2003, an incorrect assumption that the hedged and hedging items were exactly matched with regards to cash flows was made when calculating the opening balance in accordance with IFRS at January 1, 2006, when there was in actuality a difference in cash flows.  This difference was not captured in the valuation process.  Furthermore, the Company has had difficulties in capturing and correctly measuring credit spreads in transactions for which such spreads should be presented through the income statement.  This has been due partly to system weaknesses in the calculation process, which have forced the Company to create manual routines and procedures to correctly capture market data. There have also been weaknesses in the independent controls of market data used in such calculations, with controls not having been carried out with sufficient prudence in certain cases.  As credit spreads have been more volatile due to the recent market turbulence, the lack of such more granular controls resulted in the Company not properly capturing such changes in credit spreads in a timely manner in certain cases.”

In order to remedy the material weakness in ICFR identified as of December 31, 2008, SEK has implemented a number of remediation procedures and controls. The list below details those measures that were implemented in the year ended December 31, 2009:

•
In 2009, in connection with its on-going risk assessment process, SEK conducted a renewed risk assessment for the processes related to hedge effectiveness and measuring credit spreads in order to better identify risks and establish required control enhancements.

•	In 2009, SEK took specific action to remediate controls in its valuation processes, as follows:

o	An automated model for measuring credit spreads has been implemented; this covers the vast majority of all credit spreads measured.

o	Controls have been developed, implemented and tested for automated models for measuring credit spreads.

o
Enhancements have been made with regard to documentation in the process of measuring credit spreads. Such enhancement includes detailed requirements for documentation when automatically-fed market data is replaced by manually-fed adjusted market data (which occurs exceptionally). Such manual adjustments are clearly documented with detailed explanations of the reasons for such adjustments.

o
Enhancements have been made with regard to segregation of duties relating to the process of manually adjusting credit spreads. Such enhancement includes more specific requirements for segregation of duties when automatically-fed market data is replaced by manually-fed adjusted market data. Such adjustments are determined by one function and input into the system thereafter by another function whereas previously there was no separation of functions.

o
Analytical controls relating to the valuation of credit spreads have been enhanced and are considered to be effective.  The analytical controls include a requirement that senior management explain in quantitative and qualitative terms changes in credit spreads affecting valuations  based on knowledge of market movements and the type of assets that have been revalued.

o	The number of controls over the hedge-effectiveness process has increased from four to seven controls.

o
The segregation of duties has been improved in the hedge-effectiveness process.  In particular, the documentation of the segregation of duties has been enhanced so as to require a function other than the function entering and controlling a hedged item in the sub-ledger to perform the related testing of effectiveness.

o
Enhancements have been made with regard to documentation regarding the hedge-effectiveness process. Such enhancement includes documenting specific considerations when a hedge relationship is close to being potentially ineffective.

o	The testing for ensuring hedge effectiveness has been enhanced with regard to documenting that the entire population of hedged transactions is effective.

o	Hedge-effectiveness testing has been enhanced with regard to ensuring that values used when measuring effectiveness reconcile to the final values recorded in the general ledger.

SEK’s enhanced ICFR framework was tested by management as of December 31, 2009. Testing included testing of design and operating effectiveness. The results from the testing were evaluated in accordance with the SEC’s Interpretive Release No. 33-8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting.” The conclusion from the evaluation was that SEK management’s internal control over financial reporting was effective as of December 31, 2009.  In connection with that evaluation, management determined that the deficiencies in the Company’s valuation processes disclosed in the 2009 20-F (relating to the documentation of effectiveness of hedged transactions and valuation of credit spreads) were not of a severity that made it reasonably possible that the Company's ICFR would fail to prevent or detect a misstatement of a financial statement amount or disclosure.

At the end of 2009, certain identified deficiencies in the Company’s documentation of its valuation processes required further remediation including:

•	Controls over ensuring that hedge accounting conclusions were documented in a consistent manner;

•	More detailed documentation to support the manual adjustments to credit spreads; and

•	Retention of an additional mid-office resource to further support the Company’s ongoing segregation of duties in connection with hedge accounting.

Such enhancements needed at the end of 2009 as described above did not constitute a material weakness as they relate to more consistent and improved documentation as well as an additional resource, and thus they were not of a severity that made it reasonably possible that the Company’s ICFR would fail to prevent or detect a misstatement of a financial statement amount or disclosure.  However, given the successful remediation efforts undertaken in 2009, the Company believes that it remains important to continue to bring consistency and improvement to its documentation and increase staffing resources which therefore merits the attention of the Audit Committee of the Company.  In 2010, we have taken further steps to enhance the documentation of the effectiveness of hedged transactions and the valuation of credit spreads in order to remedy the foregoing deficiencies.  These steps are described below

We propose to revise future annual report filings as follows (appropriately updated with measures taken after the date of this letter) to disclose the specific remediation measures we have implemented in 2009 and 2010 and how those measures have improved ICFR:

SEK has implemented a number of specific remediation measures in 2009 and 2010, listed below, which will improve our ICFR in the following way:

•
In 2009, in connection with its on-going risk assessment process, SEK conducted a renewed risk assessment for the processes related to hedge effectiveness and measuring credit spreads in order to better identify risks and establish required control enhancements.

•	In 2009, SEK took specific action to remediate controls in its valuation processes, as follows:

o	An automated model for measuring credit spreads has been implemented; this covers the vast majority of all credit spreads measured.

o	Controls have been developed, implemented and tested for automated models for measuring credit spreads.

o
Enhancements have been made with regard to documentation in the process of measuring credit spreads. Such enhancement includes detailed requirements for documentation when automatically-fed market data is replaced by manually-fed adjusted market data (which occurs exceptionally). Such manual adjustments are clearly documented with detailed explanations of the reasons for such adjustments.

o
Enhancements have been made with regard to segregation of duties relating to the process of manually adjusting credit spreads. Such enhancement includes more specific requirements for segregation of duties when automatically-fed market data is replaced by manually-fed adjusted market data. Such adjustments are determined by one function and input into the system thereafter by another function whereas previously there was no separation of functions.

o
Analytical controls relating to the valuation of credit spreads have been enhanced and are considered to be effective.  The analytical controls include a requirement that senior management explain in quantitative and qualitative terms changes in credit spreads affecting valuations  based on knowledge of market movements and the type of assets that have been revalued.

o	The number of controls over the hedge-effectiveness process has increased from four to seven controls.

o
The segregation of duties has been improved in the hedge-effectiveness process.  In particular, the documentation of the segregation of duties has been enhanced so as to require a function other than the function entering and controlling a hedged item in the sub-ledger to perform the related testing of effectiveness.

o
Enhancements have been made with regard to documentation regarding the hedge-effectiveness process. Such enhancement includes documenting specific considerations when a hedge relationship is close to being potentially ineffective.

o	The testing for ensuring hedge effectiveness has been enhanced with regard to documenting that the entire population of hedged transactions is effective.

o	Hedge-effectiveness testing has been enhanced with regard to ensuring that values used when measuring effectiveness reconcile to the final values recorded in the general ledger.

•
In 2010 SEK recruited one additional person (in addition to personnel already responsible for performing such activities) with primary responsibility to perform hedge-effectiveness testing in order to increase the total amount of time spent on and the quality of that activity.

•
In 2010, SEK’s middle office and back office were reorganized. One person was recruited as the head of back office. Therefore, the responsibility of the head of the middle office was limited to that of valuation and effectiveness testing responsibilities, while other responsibilities not related to these areas were transferred to the head of back office, which resulted in a further improved segregation of duties.

•
In 2010, SEK has further developed and enhanced its methods for measuring hedge effectiveness with regard to timeliness, and expanded its data inputs for measurement.  This means that the testing of hedge effectiveness is now performed at an earlier stage of the financial statement close process, thereby leaving more time for analyzing the outcome and disconnecting hedge relations if necessary.

•
In 2010, SEK determined that certain controls performed when entering into a hedge relation, consisting of comparing the principal terms between the hedged and hedging items, should have the status of a key control.  As a result, there is now an evidenced quality check of the transactions eligible for hedge accounting before hedge effectiveness testing is performed.

Comment 8.                      PCAOB Auditing Standard 5, An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements and SEC Release 33-8829, Definition of a Significant Deficiency, define a significant deficiency as "a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting." Please revise your disclosures in future filings for consistency with this guidance.

Response:

As is noted in our response to Comment 7, SEK referred to Interpretive Release No. 33-8810 in concluding that management’s internal control over financial reporting as of December 31, 2009 was effective.  We thank the Staff for drawing to our attention the typographical error in our 2009 20-F, consisting of a quotation from Auditing Standard No. 2, which has been superseded by Auditing Standard No. 5.  This error will be corrected in future annual report filings (beginning with our 2010 20-F).

Item 18. Financial Statements
Note 1. Significant Accounting Policies, page F-10

Comment 9.                      Please revise your future filings to disclose your accounting policy(s) for "other interest-bearing securities except credits" and "credits in the form of interest-bearing securities."

Response:

We will comply with the Staff’s request by disclosing in Note 1 to our consolidated financial statements in future annual report filings (beginning with our 2010 20-F) details of our accounting policy(s) for “other interest-bearing securities except credits” and for “credits in the form of interest-bearing securities”.

For the Staff’s reference, our current policies in this regard are as follows (and we do not expect these policies to change prior to the filing of the 2010 20-F):

“Credits in the form of interest-bearing securities” comprises loans granted to customers against documentation in the form of interest-bearing securities, as opposed to traditional loan agreements, which are classified in the balance sheet either as “credit to credit institutions” or “credits to the public”.

All other securities, that are not classified in the balance sheet as “credits in the form of interest-bearing securities” or “treasuries/government bonds,” are classified as “other interest-bearing securities except credits”.

As for accounting policies for financial instruments that constitute assets, such assets are categorized as “loans and receivables,” “available-for-sale securities” or “financial assets at fair value through profit or loss.” The accounting policies for these categories are described elsewhere in Note 1.”

Note 1(e)(ix). Impairment of financial assets, page F-16

Comment 10.                            Please revise your disclosure in future filings, either here or in Item 4 in your General Lending section, to provide a more thorough discussion of your impairment for credit losses methodology.  Please address your accounting policy related to both your specific (individual) impairment methodology and your general (collective) impairment methodology.  Refer to paragraphs AG84 to AG92 of IAS 39 for guidance.  Please provide us with your proposed disclosures.

Response:

We would respectfully note that descriptions of our methods of provisioning for probable loan losses are disclosed in “Item 5—Operating and financial review and prospects”, in subsection “b,” “Critical Accounting Policies and Estimates” on page 21 in the 2009 20-F.  However, we will comply with the Staff’s request by adding the following additional disclosure to Item 4 of future reports on Form 20-F (beginning with our 2010 20-F):

“Provisions for incurred impairment losses are made if and when SEK determines that the obligor under a credit, or another asset held, and any existing guarantee or collateral, will probably fail to cover SEK’s full claim. Such determinations are made for each individual credit/asset. Objective evidence consists of significant financial difficulties affecting the issuer or debtor, outstanding or delayed payments or other observable factors, which suggest a measurable decrease in expected future cash flows. If there is objective evidence that an impairment loss on loans or receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit and loss.

After individual determinations have been made as aforesaid, and if there is no objective evidence for impairment of an individually assessed financial asset, regardless of whether the asset is individually material or not, the Company includes the asset in a group of financial assets with similar credit risk characteristics and determines collectively the need for impairment of such assets. The need for impairment is related to loan losses which have been incurred as of the balance sheet date but have not yet been identified as individual loan losses. The reserve related to such impairments not linked to a specific counterparty is based on internal assessments of the credit quality of SEK’s assets, as manifested in, among other things, the credit ratings of counterparties, either externally by a credit rating agency or internally in accordance with SEK’s own model for credit rating. If there is objective evidence for a general trend downward with regard to rating this could constitute evidence for a need for an additional provision.”

Comment 11.                            Please revise your disclosure in future filings to disclose your accounting policy related to credit charge-offs and credit recoveries.  Please provide us with your proposed disclosures.

Response:

We will comply with the Staff’s request by including the following new disclosure in our future annual report filings, beginning with the 2010 20-F:

“Credit charge-offs are made when it is evident that it is highly unlikely that any remaining part of SEK’s claim on a counterparty will be reimbursed within the foreseeable future and when there exists no guarantee or collateral covering the claim. Charge-offs may also be made once bankruptcy proceedings have been concluded and a final loss can be established taking into account the value of any assets held by the bankruptcy estate and SEK’s share of these.

Credit recoveries are made only if there is virtual certainty of collection, such as in the aftermath of a bankruptcy proceeding when the payment due to be paid to SEK has been finally determined.”

Note 9.  Impairment and Past-due Receivables, page F-31

Comment 12.                            We note the disclosure of your accounting policy related to impairment of financial assets on page F-16, as well as your disclosures here in this footnote related to credit impairments.  However, it does not appear that you have provided all disclosures as required by Item IV of Industry Guide 3.  Please revise your disclosure in future filings, either here or in Item 4 in your General Lending section, to provide the information required by Item IV of Industry Guide 3 for each of the last five years.  Please provide us with your proposed disclosures.

Response:

As explained in more detail in our response to Comment 1, we believe that Industry Guide 3 is not applicable to SEK.  However, we recognize the relevance of information related to credit impairment and related issues and have therefore provided relevant information in Note 9 to the financial statements in 20-F 2009 (see pages F-31 to F-32). We agree with the Staff that it would be useful to also include information on this topic in Item 4 in the forepart of our future annual reports on Form 20-F.

As is evident from the information in Note 9, SEK has not historically suffered material credit impairments. In the first 46 years of its operations (from 1962 to 2008), SEK had only experienced two loan losses.  Even during and after the recent financial crisis, the amount of SEK’s past-due loans has represented a very moderate fraction of our total loan portfolio. Furthermore, in most cases, loans that we have been compelled to recognize as being past-due have been covered by adequate guarantees (generally issued by a governmental export credit agency), and have therefore not led to impairment. We have no non-accrual or restructured loans.

Since the global financial crisis in 2008, we have experienced only three significant loan losses; these have related to one Icelandic bank and to two CDOs with indirect exposure to the U.S. subprime market, the credit ratings of which deteriorated rapidly during the latter part of 2008 and during 2009. In the case of the Icelandic bank, the bank encountered severe financial difficulties and, based on the information available at each balance sheet date, we made an estimate of how much of our original claim would be recovered either from the bank or by disposing of the claim to a third party.  Subsequently, we have sold the claim to a third party for more than the carrying value.  In the case with the two CDOs, we have not yet experienced any past-due payment, however, we have – based on our internally established valuation model for such types of securities – concluded that the counterparty will not be able to fulfill its obligations in accordance with the contractual agreements.  Therefore, we have recorded impairment charges equal to approximately 75 % of the total principal amount of the CDOs, as of our most recent balance sheet date.  Furthermore, we have also in 2009 deemed it necessary to establish a loan loss reserve for loans not linked to a specific counterparty but related to the deterioration in credit quality related to loans not accounted for through individual reserves.

As a result of the foregoing and in order to comply with the Staff’s request, we propose to include new disclosure in the following form in Item 4 of the forepart of our future annual reports, beginning with the 2010 20-F:

“Net credit losses:

For the Year Ended December 31,
	2010	2009	2008
(Skr million)
Write-down of impaired financial assets	[ ]	[ ]	[ ]
Reversal of previous write-downs	[ ]	[ ]	[ ]
Net impairments and reversals	[ ]	[ ]	[ ]
Recovered credit losses	[ ]	[ ]	[ ]
Net credit losses	[ ]	[ ]	[ ]
of which related to loans(1)	[ ]	[ ]	[ ]
of related to liquidity(1)	[ ]	[ ]	[ ]
_____________
(1)  For the definition of loans and liquidity, see Note [ ] to the consolidated financial statements.  SEK had no credit losses in 2007 and 2006.

Changes in reserves of financial assets:

For the Year Ended December 31,
	2010	2009	2008
(Skr million)
Balance brought forward	[ ]	[ ]	[ ]
Impaired financial assets sold	[ ]	[ ]	[ ]
Net impairments and reversals	[ ]	[ ]	[ ]
Balance carried forward	[ ]	[ ]	[ ]
of which related to loans(1)	[ ]	[ ]	[ ]
of related to liquidity(1)	[ ]	[ ]	[ ]
_____________
(1)  For the definition of loans and liquidity, see Note [ ] to the consolidated financial statements.  SEK had no reserves in 2008, 2007 and 2006.”

Comment 13.                            Please revise your future filings, either here or in Note 1, to disclose your accounting policy for impaired and non-performing credits.  In your disclosure, please specifically address how you account for the related interest when a credit is classified as impaired, past due or is otherwise non-performing.  Refer to paragraph AG93 of IAS 39 for guidance.  Please provide us with your proposed disclosures.

Response:

SEK will comply with the Staff’s request by adding the following disclosure, in addition to our general disclosure on impairment (i.e. that found on pages 29-30 in the 2009 20-F), to Note 1 to our consolidated financial statements in future annual report filings (beginning with the 2010 20-F):

“With regard to accounting for the related interest when a loan is classified as impaired, is past due or is otherwise non-performing, such interest is treated in the same manner as the principal amount. Thus, the interest related to any portion of a loan that is expected to be repaid in the future  is recorded in earnings, discounted at the original effective interest rate, while the interest related to any portion of a loan that is not expected to be collected in accordance with the relevant loan agreement will not be recorded in earnings.”

Comment 14.                            We note your disclosure regarding past-due receivables on pages F-31 and F-32.  However, we were unable to locate disclosures related to non-accrual, non-performing, restructured (or modified), or other problem loans.  Please revise your disclosure in future filings to provide the information required by Item III.C of Industry Guide 3 for each of the last five years.  Please segregate this information into the appropriate loan categories, similar to format you chose to use to present information under Item IILA of Industry Guide 3. Please provide us with your proposed disclosure.

Response:

As explained in more detail in our response to Comment 1, we believe that Industry Guide 3 is not applicable to SEK.  However, with respect to the disclosures related to non-accrual, non-performing, restructured (or modified) or other problem loans called for by Item III.C of Industry Guide 3, we respectfully submit that all relevant information related to SEK’s loans in these categories is disclosed in “Item 5. Operating and financial review and prospects” in subsection “f”, “Results of Operations” on pages 29 to 30 in the 2009 20-F and in Note 9 to the consolidated financial statements. For further information, please see our answer to Comment 12 above.

Comment 15.                            We note from your disclosure on page F-32 that you have zero (Skr 0) past due and doubtful credits as of December 31, 2009.  However, we note that you do have impaired credits as that date.  Please confirm that you had no credits with principal or interest more than 90-days past due as of December 31, 2009, and tell us how your past due credits relate to (or reconcile with) your impaired credits balance for each period presented.

Response:

We respectfully note that, under IFRS, loans that have been impaired must be recorded in the balance sheet at a value that represents the expected future cash flows to be received from the relevant counterparty, discounted at the original effective interest rate. As a result, that portion of the outstanding principal amount of an impaired loan that is actually recorded in SEK’s balance sheet represents, in each case, the present value of the amount that SEK believes it will recover in the future.

With respect to the apparent discrepancy noted by the Staff in its comment, please note that, in accordance with IFRS 7, paragraph 37a, impaired credits are not included among SEK’s past-due credits.  Rather, past-due credits are comprised of loans that are past due but have not yet been impaired.  The amount of past-due credits (which would consist only of loans that had not been impaired) was, as the Staff has noted, zero.  In order to avoid future misunderstandings of this sort, we will clarify our footnote disclosures in this respect in future annual report filings (beginning with the 2010 20-F).

In particular, we will further enhance our disclosure in future annual report filings by explaining the relationship (and the distinction) between a loan being past due and its being impaired.  Loans may of course be impaired without there having been any delay in payment.  On the other hand, SEK may, from time to time, have loans outstanding which are past due but which are not impaired, due to the fact that we have adequate credit protection, normally in the form of government guarantees. In such cases, the loans are reported in the table in which SEK discloses its past-due credits (i.e., the table on page F-32 of the 2009 20-F) even though SEK deems the amounts to be fully recoverable.

Note 12.  Credits and Liquidity, page F-34

Comment 16.                            Please revise your future filings, either here, in Item 4, or in a separate footnote, to disclose the information required by Item II of Industry Guide 3 for both your "other interest-bearing securities except credits” and "credits in the form of interest-bearing securities” balances.  In an effort to provide greater transparency and granularity in your disclosure, please consider disaggregating these balances further into additional classes of financial instruments.  In addition, please consider disclosing the underlying securities’ credit ratings or issuer financial condition.  Please provide us with your proposed disclosures.

Response:

As explained in more detail in our response to Comment 1, we believe that Industry Guide 3 is not applicable to SEK. Moreover, we note that the “investment portfolio” concept, as used in Item II of Industry Guide 3, does not exist under IFRS, which are the accounting standards we follow.  The nearest (but not completely identical) analogue of an “investment portfolio” in SEK’s business would, we believe, be “liquidity,” as defined on page F-35 of the 2009 20-F.  Liquidity consists of treasuries, government bonds and other interest-bearing securities, except credits, as well as deposits and assets at banks that can be immediately converted into cash.  Liquidity does not include credits in the form of interest bearing securities, which would not constitute part of an ”investment portfolio” under Item II, since a large number of the instruments in this category are also classified as ”loans and receivables” under IFRS.  In general, we believe, therefore, that the categories embedded in Item II are not compatible with SEK’s business.

We would also respectfully note that SEK is not in the business of purchasing investment assets, other than with the purpose of managing its liquidity, with the objective of having funds available to make loans to our customers when such needs arise.

We would further note that detailed information regarding our financial assets (including both loans and liquid assets), of the same general type as the information required by Item II but presented in accordance with IFRS, is provided in Note 27 on pages F-48 and F-49 of the 2009 20-F.

Finally, we would respectfully note, with respect to the requirements of Item II related to weighted-average yields, there is no corresponding requirement under IFRS.2 Since SEK normally either invests in floating rate notes or hedges fixed-rate investments into floating rates, the average yield information related to such instruments would reflect only the present yield, fixed for a short-term interest period, for example three or six months, which we do not believe would be meaningful information for investors.

Comment 17.                            We were unable to locate disclosure of the total unrealized gains and/or losses for either your interest-bearing securities.  In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please revise your future filings to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available-for-sale securities portfolio.  For example, consider revising your disclosure to separately present gross unrealized losses and gross unrealized gains on investment securities.  Please also consider classifying the gross unrealized losses by duration (e.g. less than 12 months and greater than 12 months) and/or by security type.

Response:

We believe that we have complied in full with paragraph 31 of IFRS 7. The paragraph states “An entity shall disclose information that enables users of its financial statements to evaluate the nature and extent of risks arising from financial instruments to which the entity is exposed at the end of the reporting period”. With regard to unrealized gains and losses, we would note that there is a table in Note 28 to the financial statements in the 2009 20-F (see page F-50) which discloses the fair value and the book value of each line item in our balance sheet, thereby giving the reader information about unrealized gains and losses related to all such items. Furthermore, in the same note, for each line item in the balance sheet, we have disclosed the maximum exposure to credit risk (page F-50) and the external rating (page F-51). Moreover, as we have noted in our response to Comment 1 above, in Note 34 to the financial statements in the 2009 20-F, we have disclosed information about credit risk exposures (for all assets), with breakdowns by category of counterparty and geographical area, as well as by maturity (see pages F-76 to F-77); the portfolio of asset-backed securities is further analyzed by type of underlying loans, geographic break-down and rating (see pages F-80 to F-81).

With regard to available-for sale-securities, please note that the unrealized gains and losses on such instruments are presented on a net basis before taxes in the statements of comprehensive income (see page F-4) and in Note 23 to the financial statements (see page F-44). We will disclose gross unrealized losses and gross unrealized gains on available-for-sale securities in Note 23 in our future annual report filings.

Comment 18.                            We note your disclosure here that, although you do not consider deposits with banks and states and cash to be a part of total credits, you record these amounts in the line items "credits to credit institutions” and "credits to the public” on the face of your balance sheet.  We also note that you have zero (Skr 0) "cash in hand” reported in your balance sheet at both December 31, 2009 and 2008.  Please tell us how recording deposits and assets that are immediately convertible into cash within your "credits” line items on the face of your financial statements complies with paragraph 54 of IAS 1.

Response:

The balance sheet line item “cash in hand” includes only that: cash in hand. Since this line item comprised less than 50,000 Swedish kronor as of each of December 31, 2009 and 2008, it was rounded off to Skr 0.0 million. As for the line item “credit to credit institutions,” this comprises all loans to credits institutions regardless of whether they are callable on demand or in the near future. With respect to the line item “credits to the public”, this comprises bilateral loan agreements with all counterparties other than credit institutions.

In Note 12 to our consolidated financial statements (see pages F-34 to F-35) we have identified the portion of “credits to credit institutions” which consists of deposits and assets at banks that can be immediately converted into cash.

Furthermore in Note B to our statements of cash flows (see page F-7) we have provided information regarding the amount of assets that are immediately convertible into cash and the amount of short term, liquid instruments the payout of which is known in advance and for which the time to maturity at acquisition does not exceed three months which could be considered cash-equivalents.

The definition of what is considered a cash equivalent under paragraph 54 of IAS 1 requires the exercise of judgment.  In considering the Staff’s comment, we have come to appreciate that we may have used an overly conservative approach in this respect. Therefore, we shall consider redefining our balance sheet presentation to rename the line item from “cash in hand” to “cash and cash equivalents,” in order to provide more relevant information to our investors.   This would of course increase the volume of assets recorded in that line item.

Note 28.  Financial Assets and Liabilities at Fair Value, page F-50

Comment 19.                            We note your disclosure here and on page F-13 regarding those financial assets and liabilities that have been designated as at fair value through profit or loss. For each separate class of financial asset or liability designated as at fair value through profit or loss, please revise your disclosure in future filings to explain how such instruments satisfied the conditions set forth in paragraph 9 of IAS 39 that permit such designation.

Response:

We will comply with the Staff’s request by including the requested explanations for each of the separate classes of financial assets and financial liabilities designated as “at fair value through profit or loss” in future annual report filings, beginning with the 2010 20-F.

In Note 1 to the consolidated financial statements in the 2009 20-F, we disclose information with regard to how such instruments satisfied the conditions set forth in paragraph 9 of IAS 39 that permit such a designation with regard to assets and liabilities, as restated below:

With respect to assets, the existing disclosure states: “In any case in which two or more derivatives are hedging both interest rate and credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss.”

In future annual report filings (beginning with the 2010 20-F), we would propose to add the following additional explanation: “In such cases, making such designations eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.”

With respect to liabilities, the existing disclosure states: “Senior securities issued by SEK are irrevocably classified as financial liabilities at fair value through profit or loss if they contain embedded derivatives that otherwise would be accounted for separately.”  We do not believe that any further explanation is needed with respect to the foregoing, as this disclosure is complete with reference to paragraphs 9 and 11(a) of IAS 39.

Comment 20.                            We note your disclosures here as well as your disclosures on pages F-38 and F-39 related to the assets and liabilities in your fair value hierarchy.  Please revise future filings to disclose your valuation methodologies for each class of financial instruments measured at fair value. Please clearly explain how you determined the appropriate level in the fair value hierarchy to categorize each of your financial instruments.

Response:

We will comply with the Staff’s request by including detailed disclosures regarding our valuation methodologies for each class of financial instruments measured at fair value in future annual report filings beginning with the 2010 20-F. Below is a preliminary outline for these disclosures to be included in Note 1 in future annual financial statements.

All financial transactions classified as assets or liabilities at fair value through profit or loss or classified as available-for-sale financial assets are placed into a fair-value hierarchy, by reference to the observability of the market data used in each fair value determination.

SEK uses the following hierarchy for determining the fair value for all classes of financial instruments measured at fair value:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The following are examples of the types of valuations that are classified as Level 1, Level 2 and Level 3, respectively:

•	Level 1: Valuations based on observable stock prices in an active market.
•	Level 2: Valuations based on derived yield curves or the interpolation of observable implied volatility.
•	Level 3: Valuations based on the statistical estimation of correlation, departing from historical observations or the extrapolation of observable implied volatility.

Note 34.  Risk Report, page F-58

Comment 21.                            We note from your disclosure that you rely significantly on guarantees to mitigate credit risk, especially where the borrower may have low creditworthiness.  We also note from your disclosures in Note 30 that you have a number of guarantees with the Swedish government.  Please revise your future filings to explain how you evaluate the financial capacity and wherewithal of your guarantors -particularly non-Government guarantors - when evaluating the strength of the guarantee.  Please also address how you account for your guarantees, including whether you record any amounts in your financial statements and the accounting guidance you rely on in your analysis.  Please provide us with your proposed disclosures.

Response:

We evaluate the financial capacity and wherewithal of all of our counterparties, including guarantors, in the same manner. Our credit analysis and granting procedures are the same, whether for a counterparty to whom we might grant a credit directly, an issuer-counterparty from whom we might purchase a security, or a guarantor-counterparty with whom we might enter into a agreement for credit protection.  All counterparties are subject to approval in accordance with SEK’s universal credit approval policy, and no transaction may be entered into before such approval has been granted. We have described this process and provided additional detail in Note 34 to the financial statements in the 2009 20-F on pages F-59 to F-62.

SEK relies to a large extent on guarantees in its lending. The guarantors are principally made up of government agencies, such as the Swedish EKN, the Export Import Bank of the United States (“USEXIM”), the UK’s Exports Credits Guarantee Department of the United Kingdom (“ECGD”), the Compagnie Financière pour la Commerce Exterieure (“Coface”) of France and Hermes Versicherungs AG of Germany, as well as financial institutions and, to a lesser extent, non-financial corporations.  All counterparties are analyzed and receive an internal rating in accordance with SEK’s internal ratings methodology. The rating scale comprises 18 ratings from ‘AAA’ to ‘D’. The amount of risk SEK is willing to accept on any one counterparty is defined by a limit. Credit risk is allocated to a guarantor according to SEK’s policy and therefore, when disclosing credit risk net exposures, the majority of SEK’s guaranteed credit exposure is shown as exposure to sovereign counterparties.

We respectfully note that IAS 39 does not provide any guidance on the treatment of financial guarantee contracts by the holder (see, e.g., IAS 39, BC 23(e)). Accordingly, accounting policies must be developed in accordance with IAS 8, which requires that management should refer to, and consider the applicability of the requirements and guidance in standards and interpretations dealing with similar and related issues. We have done so and have established internal accounting guidance. With respect to our accounting for guarantees, credit guarantees are ordinarily accounted for in accordance with our established accounting guidance as guarantees and therefore are not recorded in the balance sheet (except for the deferred costs of related guarantee fees paid in advance for future periods).  In a handful of cases, the relevant risk-mitigating instruments do not fulfill the internal requirements to be considered credit guarantees and are therefore recorded as derivatives and valued at fair value through profit or loss. We have described the accounting policy for such instruments in Note 1 to the financial statements in the 2009 20-F (see page F-14) with the following description:

“Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classify a credit default swap as a financial guarantee SEK always own the referenced entity and the potential amount is limited to the actual loss incurred by SEK related to its holding of the referenced debt.”

We will comply with the Staff’s comment by including an expanded narrative description of our process similar to the above in future annual report filings, beginning with the 2010 20-F.

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SEK acknowledges that the adequacy and accuracy of the disclosures in its filings with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Per Åkerlind
Per Åkerlind
Chief Financial Officer

/s/ Anna-Lena Söderlund
Chief Accounting Officer

Cc:	Vida Beemer and Robert Jacob, Ernst & Young
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP